# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Titan Corporation, CIK 0002034400
CUSIP: G1156E102
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, PJ, Selangor, Malaysia (N8), 47800
Date of event which requires filing of this statement: 11/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-017258
Filed by CIK 0001995392

## Reporting persons
- The Sire Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); sole voting power 1,019,313; shared voting power 0; sole dispositive power 1,019,313; shared dispositive power 0; aggregate amount beneficially owned 1,019,313 (11.21% of the class)
- Seow Gim Shen: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 1,019,313; shared voting power 0; sole dispositive power 1,019,313; shared dispositive power 0; aggregate amount beneficially owned 1,019,313 (11.21% of the class)
  Comment: Mr. Shen as the sole shareholder and director of The Sire Group Ltd., the record owner of the shares reported on this page, has the power to direct the vote and disposition of the shares.

## Item 1. Issuer
Name of issuer: Black Titan Corporation
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador 10, Jalan PJU 7/6, Mutiara Damansara 47800 PJ, Selangor N8

## Item 2. Person Filing
Name of person filing: The Sire Group Ltd. ("Sire"); Seow Gim Shen ("Mr. Shen")
Address of principal business office or, if none, residence: 1. Sire: No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles; Mr. Shen, 929B & C, Jalan Yeap Chor EE, 11700 Gelugor, Pulau Pinang, Malaysia
Citizenship: Sire: Republic of Seychelles; Mr. Shen: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,019,313
Percent of class: 11.21
Sole power to vote or to direct the vote: 1,019,313
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,019,313
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- The Sire Group Ltd.: /s/ Seow Gim Shen, Seow Gim Shen, Director (12/09/2025)
- Seow Gim Shen: /s/ Seow Gim Shen, Seow Gim Shen (12/09/2025)